Filed by Marvell Technology Group Ltd.

(Commission File No. 000-30877)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Inphi Corporation

(Commission File No. 001-34942)

The following is a transcript of a call hosted by Marvell Technology Group Ltd. (“Marvell”) for employees of Marvell on November 2, 2020.

Matthew J. Murphy

President and Chief Executive Officer, Marvell Technology Group Ltd.

It’s Matt Murphy and first I hope everyone’s having a great engineering conference, if you’re participating in that. And we’ve got, I know it’s been a long day for some of you, but we’ve got a special meeting today.

With me on the call on Zoom are two distinguished guests today. One is Dr. Ford Tamer. Ford has been the CEO of Inphi for the past nine years and has just done an incredible job in transforming Inphi into one of the most highly respected high-growth semiconductor companies out there. And then additionally, on the call is Dr. Loi Nguyen, and Loi is the founder of Inphi. He founded the company 20 years ago in Westlake Village, California, and it’s still with the company today, running a major portion of the company and has helped steer it through many, many years, including a dot com, you know, crash when it first started all the way to this, to the IPO of the company, and now to the combination with Marvell. So it’s great Ford and Loi to see you. And Raj, If you’re on, you can you can mute your video, that would be great. Thank you. All right. Next slide.

Okay, so a couple slides on forward-looking statements. Normally for our all-hands, we don’t need to do these, but since this is a public company transaction, this is a little bit longer than normal. You guys will get, we’ll make the slides available here so you can read this if you really want to, but this is a statement around forward-looking statements. Next slide.

And also, more information that we would provide to you, especially since all of you are shareholders of the company. But this is what we need to do for any type of M&A transaction at the front end of the presentation. All right, great. Next slide.

Okay, so look very exciting news announced last week. We announced that we were combining with Inphi to create a U.S. semiconductor powerhouse positioned for growth and leadership in both cloud and 5G. It’s very exciting, there’s been a number of transformative deals that have happened in the industry this year. You’ve got NVIDIA-Arm. You’ve got AMD-Xilinx. you got ADI and Maxim. And now you’ve got Marvell and Inphi coming together. I think this is the best combination that’s been announced this year. I think it’s going to result in a combined company with extremely high growth, great end market exposure to two of the fastest growing markets in the chip industry and bringing together two of the strongest and most highly respected engineering teams in the chip industry. So, couldn’t be more excited about this and for the Marvell team. It’s another major step in our, in our journey and our transformation that we’ve been at for several years here. Alright, next slide.

What was pretty cool when, you know, I started talking to Ford and we started looking at, you know, is there, if we combine the companies. It’s interesting, if you wanted to just figure out if there’s a fit to look at the two companies’ mission statements. You know, in ours we, you know, I think all of you know around being a leader in the chip industry for moving data, storing data, processing data and securing data. If you look at Inphi, it’s actually very similar. And I swear, even though Ford and I know each other for many years, we didn’t copy. These are two independent, you know, visions of the future, but theirs, it’s really around being the leader in data movement, specifically. And that really helps our, our move portion of our strategy in interconnects, both between data centers, inside data centers, and also in telecom networks around the world. And it’s really for a world of the future, and even today of big data doing it fast, and also you can see the hallmarks and the similarities with respect to quality and reliability, and on time. So really good fit just even at the top level. If you didn’t know anything about either of these two companies you see their missions are quite similar around what we’re trying to accomplish. Next slide.

I’ll hand it to Ford here to give you an overview of Inphi and also from their perspective how the two companies together could make something very special. So Ford please I hand it to you.

Ford G. Tamer

President and Chief Executive Officer, Inphi Corporation

Thank you, Matt. Hi, everyone. Very exciting to be here today and to see the combination of the two companies. As Matt said, we are very focused on the move part of your vision which is the move, store, process, secure towards data. When I’ve discussed this with our investors, I discussed Inphi being the FedEx for data. So I described that the same way FedEx moves packages in the physical world, we move data in the electronic world. So our planes, trains and trucks equivalent in electronic world, our planes are long haul metro interconnect moving data over 1,000 kilometers on the ocean, on the deserts. Those are really coherent DSP, TiA and driver type of solutions. Our trains are between data centers. We had a very important project with Microsoft a couple years ago that we’re now opening up a new Data Center Interconnect market segment or DCI and there, it’s a mix of both PAM or coherent silicon photonic-based solutions that we provide to our cloud customers. And that’s a very fast-growing market that people call a ZR market, ZR is I believe designation for what used to be 80 kilometer, they’re now going to 120 or even higher, distances between data centers. And that’s a solution that even Satya Nadella on his call at Microsoft, call the fabric for assured networking. And finally our trucks are the last mile or inside data center from a few meters to, you know, tens of kilometers inside data centers. And those are PAM-based solution, along with TiA and driver and there I think we’ve got a range of solutions that includes TiA, driver, silicon photonics, and packaging for (inaudible) or DNN or EMF or silicon photonics type optics. So you put all this together, we’ve been growing the company very fast, over the past few years. When I came in 2012, our communication business was slightly over $30 million in revenue. This year we will get close to 700 and our management plan, as you can see from the proxy, by 2022 would be about a billion. So growing very fast, at 40% CAGR, and at those rates, we’ll be able to grow EPS even faster. So when you when you really think about Inphi, you’ve got to think about high gross, very high gross margin and operating profit. This past quarter we grossed 29 and a half percent operating margin. We grew the business 92% year on year organically. We grow at 57% so very fast organic growth. And what’s driving this is all of these high-bandwidth low-power components that are extremely hard to do, extremely hard to develop. We, they seem very simple like a TiA or driver, looks like only very few circuits, but these are very high speed analog, very hard to replicate. Our barriers to entry on the DSP is the firmware, and so right now we’ve got pretty close to 100% market share on PAM. We’ve got a very high market share on coherent, and it’s very hard to get us out because, you know, we’ve got a tremendous amount of firmware that makes it a very strong barrier to entry. We’ve got about 1,100 employees, mostly on engineering. We’re very focused on engineering, investment engineering and operations to take this to high quality, to market for our cloud customers. And we’re very excited about what we could do together in both cloud and 5G so if you could go to the next slide please.

So what this is showing is the markets in which we’re in. So really today on our websites you can see a very similar picture showing like how Inphi is the analog, DSP, optical highways between all of these large ASIC, large digital processor and networking and storage, and obviously also into 5G automotive. So we feel we’re extremely complimentary and very synergistic to what we’re doing. Matt and I’ve been having some calls with some of the cloud customers and they all love the combination, they think there’s a lot more business we could do together. And I look forward to what we also could do together on 5G. I think together we could be a powerhouse for cloud and 5G and overall infrastructure. So, great to be part of the family and look forward to meeting all of you. Thanks again, Matt, back to you.

Matthew J. Murphy

President and Chief Executive Officer, Marvell Technology Group Ltd.

Great. Yeah, thank you Ford. All right, why don’t we go to the next slide and, but by the way, I just want to make sure I welcome you Ford on behalf of the whole company. Ford will be upon closing joining the Marvell board of directors and I’m, we’ll be blessed to have such a board member. Ford has tremendous experience in particular in our area. For those of you that don’t know, he ran the networking business and built it from very humble beginnings at Broadcom to the powerhouse it’s become today. And so he’s extremely knowledgeable about our specific space. And then on top of it, you know, bringing in the consistency and the connection with all of his team and customers, and all of the Inphi-related stakeholders. So it’s going to be great to have Ford on our board. Looking forward to it.

Ford G. Tamer

President and Chief Executive Officer, Inphi Corporation

Thank you very much.

Matthew J. Murphy

President and Chief Executive Officer, Marvell Technology Group Ltd.

Yeah, you’re welcome. So yeah, just on the rationale, you know, look, it extends our vision, as we mentioned. It increases our available market. So before, we were showing a market growing at about 9% a year. Now, when we add Inphi in, our total market opportunity grows about 12%. We have a very strong copper franchise, very proud of the PHY team and Marvell, and especially the Aquantia team when we joined together, we’ve really got a great shot to beat Broadcom in the copper area. Adding the optical portfolio and electro-optics really adds options for our customers to go over whatever type of cabling they want to go over, in any kind of frequency that they want to support. It creates more scale for us because the DSP products that Ford mentioned do require advanced node technology, so we’ll get some scaling benefits in five nanometer and beyond. We had four more hundred million dollar accounts when they come over, we, we took we have relationships with some, they have some, put together, we have four more. So we envision having something like 17 hundred million dollar accounts within a few years after we close in the combined company. So really unparalleled in terms of that. And then finally, and we’ll show it at the end that the financial model in, is very compelling and probably one of the best in the industry. Alright, next.

And this is what I mean, you know, if you look on the enterprise, automotive markets, we have copper interconnect, 1-25 gigabits per second. We’re a pioneer. And then really moving into the data center and 5G and carrier area is where you see the Inphi products coming in. Next slide.

You know, at a high level, what’s exciting is we have this great position in 5G. So we can pull the Inphi team and products into that customer base because in 5G, we’re the core silicon and key part of the solution. So typically, you start with the baseband processing and you build around that, so we can pull the Inphi team in. Similarly, on the cloud side where we’re just growing into that market, the Inphi team is super deep technically, and engaged in the architecture with all the key cloud customers. So it allows the Marvell products to get pulled in. So the combined presence we’re going to have in 5G and cloud is absolutely huge, and it’s all differentiated unique IP and products, so very excited about that. Next slide.

And you can see, you know, our platform with storage, compute, networking security, all the IPs and know-how, we put together 10,000 patents and, and you know, billions of units shipped, you know, proven infrastructure platform. You know, same with Inphi, proven interconnect platform in electro-optics and as Ford said, just so you picked it up, what they put together is a total solution. I mean, these coherent PAM DSPs, as you see, these are typically in advance node digital, you know, high-end CMOS processes. On the far right, this is really where Loi and the team first started the company, these drivers and TiAs are traditionally done in either silicon-germanium or gallium arsenide or some other, or in the early days, indium phosphide, you know, very unique boutique process technologies for high speed. And then in the middle, you’ve got silicon photonics either their own which they do have, by the way, or going and enabling partners. So this is a full solution. Typically companies can do one or two of these, but there’s nobody other than maybe Broadcom, and even Broadcom has definitely their shortcomings, so what Inphi’s put together is very unique. So when you combine all that together, our infrastructure platform, their electro-optics interconnect platform, we go to the cloud, we have an unparalleled set of IPs. And I think our, for our sales team and our business unit teams, it’s going to be a game changer for us in the cloud. Next slide.

Financial model is, you know, on the far right is the long term model. So, you know, with Inphi, what happens is we were saying at the Investor Day 10-15% long term growth, that gets increased because as Ford showed they’ve been growing at 30-40% a year, so when you layer that in, it pulls the whole company growth rate up, which gives us the opportunity in the future for the multiple that the company trades at to increase over time as we execute. Gross margins. The Inphi business has higher gross margin than Marvell’s and so that also pulls the numbers up. And our improved cost structure actually even further helps the Inphi margins, which I think is going to be really great, make them more competitive. And it results in really industry leading levels of potential profitability in the future. And so we’re very excited about it on all aspects from a financial point of view. I know Jean’s very happy about how this P&L is a thing of beauty, on the right here. Okay. Next slide.

And then what was, it was so much, you know, excitement around the transaction, but the other piece of news is that the company, combined company, will be domiciled in the U.S. So just so everybody knows, you know, Inphi’s a U.S.-based company. Marvell, many of you know, you should know that we’re domiciled in Bermuda and that’s an artifact of when the company was founded in 1995. With the two companies coming together, and if you just look at everything going on in the world, not only globally, but also within our own business, you know, we’ve done the rebranding, you know the criticality of semiconductors to the U.S. has never been more important. And you know with this transaction, it just makes a lot of sense to base the new combined company in the U.S. And so that will occur upon the closing of the transaction and I’ll keep you guys updated on that. But that is a change I thought I would announce as well. Next slide.

All right, so our next steps, go to the next slide.

So obviously we’ve announced the transaction. We’ve been doing meetings with key customers, investors and employees. I’ve been on several calls with the whole Inphi team. I would note that I got a chance to meet a number of the key members of the management team as we went through the diligence. Guys, this is a very strong team, the experience of Ford’s leadership team, plus the people under them is outstanding. Technically, if you look at the teams that have been built up in engineering, extremely strong, and a lot of them have roots in the types of things that we do. I mean, there’s a number of pioneers in Ethernet-based technology that went on to go do different things. So I think we’re going to get a huge infusion of talent and management skill and capability, as well as a great portfolio. We’re beginning integration planning and early December. The transaction’s expected to close in the second half of ’21. I hope it won’t take that long. I think that’s a good, you know, safe estimate to make. We’re hoping, though, because we only need to go through U.S. approval, as well as, we’re still studying to see if we need China or if we need China how extensive that will be. There’s a short form version of approval you can go through that other chip companies have gone through, and you can do that if the overlap is very minimal, which it is in our case. But we’re still studying that. But assuming there’s no larger geopolitical shock to the system, in theory, you know, this transaction could happen earlier, could close earlier, but in the interest of being prudent and cautious we’ve said it’s going to be the second half of calendar ’21. But we don’t anticipate regulatory being very thorny on this one at all because the companies don’t overlap and from a China point of view, there are multiple other gigantic transactions that I think China will have to think a lot about in terms of NVIDIA-Arm, you know, Maxim and ADI, AMD and Xilinx, you know we’re by far the least controversial of any of those mega-transactions. And in general, the Chinese customers are very supportive of us and Ford, I know his team has a great standing in relationship with those same Chinese customers. Okay. Next slide.

And then finally on the approach to integrations, the question that’s come up. So we, you know a lot like we did with Cavium, we really want to welcome the whole Inphi team and merge the two companies together. Which means, you know, we’re not going to run Inphi as a separate subsidiary in a separate building and they’re going to go off and do their thing and we’re going to do ours. I think there’s a lot of benefit to bringing the teams together. And I want to make sure it’s really clear for everybody that, you know, we are treating this with respect to the Inphi employees and when you talk to the customers, as a merger. Okay. And that means that we treat every Inphi employee with tremendous respect. We welcome them into the family. I don’t want to hear about people saying, oh, we just bought you, you know, you need to do this or you need to do that, you know. This is two very strong companies and Ford and I have both agreed that we’re better off together and stronger. And so I want to be very proud when we look back that the whole Marvell team, all of you guys did an awesome job to be extremely welcoming of our of our new colleagues and friends that are going to come over from Inphi. I want them to feel like and tell me when it’s all done, wow, we really felt welcomed, to treat it with a high level of respect. So, so please do that. In terms of how we’re going to organize going forward, we’re going to focus when we bring, as soon as we can, and we’ve got to go through some integration planning, plus there’s the U.S. antitrust approval. But basically, as soon as we can, we’re already working on gathering a meeting where we’re going to pull together key management from both sides, figure out the combined company strategy. From that, that will dictate, you know, the scale of the teams we need and the investment we need to go in, and then we’ll come up with the structure from there. And that’s really the best way to do it. That’s how we did it with Cavium, and it worked out really well because it enabled us to look at the big, big picture and the combined company and all the different investment opportunities we have from both sides. There’ll be some consolidation in facilities and that’s a good thing. That’s how we’re going to get some of the cost rationalized through this transaction which enabled us to pay the premium that we needed to pay to acquire this company. So ongoing work will go there. The good news is there’s a lot of overlap in facilities and candidly, nobody’s really going in the office at this point, so we have plenty of office space. I think we can we can consolidate in a really smart way and do that efficiently. As I mentioned, you know, honor the reputation of the Inphi team and, you do that, they’ll also respect and honor us. There’s actually quite a bit of respect and I think appreciation for everything we’ve gone through at Marvell from the Inphi side. And so it’s a really good I think chemistry from the beginning. And finally, you know, let’s not let the ball drop. Let’s everybody keep focused. There’ll be a lot of temptation to call your friends over there and sort of chat about things and you know, I know. I was on calls with Ford. I mean, he’s asked his team, hey look, guys, we’ve got tons of projects to work on. Let’s go execute like crazy. Matt and I are going to shepherd this thing through, and when we need you to get involved in integration we’ll pull you in. But otherwise, you know, we are two separate companies at this point. And we also need to be mindful that Inphi’s up to its eyeballs in new projects, you know, critical schedules they’re trying to meet. So let’s please keep them as focused as possible and not distract them. Okay. Next slide.

I just said what I meant to say, there’s two companies until further notice. Next slide.

Alright, so now let’s move to, you know, a few minutes of Q&A. I want to introduce Jim Pascoe. Jim just joined us from Western Digital. He runs our corporate communications, and don’t worry, Stacey is still with us. We just concluded that there is enough work to do in communications alone that we really needed Jim. But obviously Stacy and her team have just done an outstanding job on the marketing side and will continue to drive that. So with that, Jim. Maybe we can go through a few Q&A questions and then the rest, I think we’ve got a process to post the, you know, to take additional questions and post the answers. And additionally, I’ve got the rest of my team on the call here and along with Loi in Florida.

Jim Pascoe

Senior Director — Head of Executive Communications, Marvell Technology Group Ltd.

That’s great. Thanks, Matt. And it’s great to be here and be part of the team. So before we get into the general Q&A, I know there have been a few questions that we’ve received about ThunderX. So I’d like to ask Raghib to address that topic before we jump into the others. Raghib, do you want to speak on it?

Raghib Hussain

Chief Strategy Officer and Executive Vice President, Networking and Processors Group, Marvell Technology Group Ltd.

Yeah, okay. Thank you. So, as we all know, we have been investing in this Arm server business for a long time. But of course we also have been following what’s going on in the market and the last one year a lot has happened related to this whole Arm server. So, earlier this year we pivoted, basically said we’ll focus on (inaudible) only because that was the right ROI in our models, working with, closely with a hyperscaler. And we moved away from the, from the HPC and this is where we canceled the X4. However, we have been, you know, engaged with the particular customers and have been working very closely. What we realized is that all these hyperscalers really want to do their own customer-specific Arm server processors because this is where they will take most of the value in terms of their PTO, and they weren’t really using our, our own you know product as more of a mechanism to do the soft report and so on. So with that we had to pivot the overall business to completely customer-specific, and of course with that we had to reorganize our overall team. So we were able to use or, you know, redeploy (inaudible) resources, but obviously as part of that some folks are also, some roles were, a number of roles were actually impacted. So with that we have at this point we have canceled the standard product line and we are only focusing this business, by that I mean customer-specific. The timing of the notification with the proximity of the M&A announcement last week was just you know, unfortunate, it has nothing to do with each other, these are completely unrelated. And while this decision we were forced to make based on the, it’s kind of unfortunate, but based on the market dynamics we had to adapt. So that’s pretty much my summary of the situation.

Jim Pascoe

Senior Director — Head of Executive Communications, Marvell Technology Group Ltd.

Okay. Thanks Raghib. So I’ll start with this question. So from a technology standpoint, there seems to be little or no overlap with Inphi, where will we find synergies in the transaction? How much synergy will be generated and over what period of time? Jean, I know you’re on the line, can you speak to that one?

Jean Hu

Chief Financial Officer, Marvell Technology Group Ltd.

Yeah, I’ll get started. So you all heard from Matt the two companies are very complementary, especially on the engineering side. Then you know at the highest level, we announced the synergy number to be 125 million. So what I want to tell you is the combined company’s operating expense, plus cost of goods sold actually is 2.7 billion. So when you look at the 125 million, it’s literally only 4.6% of the combined company’s spending. When you think about it, what Matt talked about is, we have public company cost of both companies as spending, we have infrastructure, duplicated functions and also facility. We have so many different facilities, we are actually in the same city like in Southern California, in Northern California, and in other countries like Singapore. So there are a lot of infrastructure consolidation we can do and the drive. And on the engineering side, you know, it’s very complimentary. There may be some savings on the common IP and EDA tools but primarily the synergy is going to be driven by infrastructure consolidation, public company cost and also the infrastructure between two companies. The other thing is efficiency, right. When you think about the 2.7 billion spending we are going to have between two companies and 1.2 billion is R&D spending. So we definitely can improve efficiency and simplify process to get to this, you know, 125 million synergy number.

Matthew J. Murphy

President and Chief Executive Officer, Marvell Technology Group Ltd.

That was, that was great, Jean. And I just to quickly add as well, you know, the exciting thing is if you look at the Inphi business one of their biggest ramps next year is going to be in the 16 nanometer platform at TSMC. And we’re also, you know, having significant ramps there as well. And so we know that just given our scale as Jean mentioned how much we’re spending on cost of goods, and our relationship with TSMC, there should be some pretty significant manufacturing cost opportunities there which will improve margins and I think it’ll be positive. The thing that Ford and I got asked most about on these calls and we can talk about that more later but is really the revenue synergies and how do we put one plus one equals three. And I think that’s where investors actually sort of said look you guys’ combined company is pretty large, we think you’ve under-called the synergies but fine. The cost reduction, that’s fine. You guys may do better, but we’re actually really focused on the growth side. And they think probably we’ve sandbagged the combined revenue, you know, more, more than we needed to. So I’d say that’s where most of the conversations with the investors have been, and I think they do think we’ll, we may do better, but they’re not, I think they’re more excited and interested how we grow faster together.

Jim Pascoe

Senior Director — Head of Executive Communications, Marvell Technology Group Ltd.

And on a related point, can you address the stock performance of the company since the announcement? Speak a little bit about you know how the news was received?

Matthew J. Murphy

President and Chief Executive Officer, Marvell Technology Group Ltd.

Sure, sure. So yeah, so the stock has traded down somewhat. I will also say, though, that if you look at the SOX over that same period, which is the semiconductor index, that has also traded down. You know there has been a lot of volatility in the market, obviously, with the election coming up and coronavirus cases, so some of that’s in there. And then some of it as well is, we, this thing leaked the night before, and obviously the information was wrong, which was just terrible. And so Ford and I spent the entire day Thursday, you know, battling back and you saw the stock sort of open down and then went back up. Look, I think the, you know, all the calls we’ve had, there has been discussion about price, and certainly we paid a full price. I’ve looked at Inphi for years, it’s always been expensive. It’s always been an awesome company. I always know if we ever going to approach that it would it would be, it would be costly, but I mean, I remember looking at Inphi when it was $50 a share and I said it’s too expensive. You know, then it was like $80 a share, just too expensive, and at some point if you grow at 30, 40% a year it’s always going to look expensive. But I think it’s absolutely well worth it. Guys, this is the time in our growth cycle where we need to scale up, okay, we’re not done. It’s not time to go harvest and milk the cow. This one is about Marvell from a position of strength and Inphi from a position of strength. And yeah, maybe we’ll take a little bit of a hit in the short term, but actually if you start looking at all the growth opportunities, I think this thing is going to prove to be a home run. And Ford, you know, you’re on the other side. I mean, you’ve also got another perspective as well, since you’re the one that accepted the offer and I think you’ve got a good point of view on how you convinced me that we needed to pay a large, you know.

Ford G. Tamer

President and Chief Executive Officer, Inphi Corporation

Thank you, Matt. So I think we, it’s interesting because the first question from our employees and from our investors is, why did you sell, you know. So I’ve got a bunch of upset people at me on this side that we shouldn’t have sold. And I think if you look at the company, we’ve been growing this company at fantastic growth rate since 2012. The only company that grows like us, look, I’m looking here at calendar ’21 revenue growth, the only company that’s faster than us is AMD. And we’re number two, as far as, as far as growth, with fantastic gross margin, operating margin. And if you look at our P/E, the P/E is a price-to-earnings ratio adjusted for growth. So that’s a measure that people call PEG. So, P/E, adjusted for growth. For the next 12 months, we’re actually the cheapest, you know, of any semiconductor acquisition. So I share with you at the acquisition price when we agreed on it, Matt and I, that number was 1.3. At today’s price, obviously, is like 1.1. Mellanox was 1.4, Cavium, to give you, because some people are saying, hey, did we get, how come we paid as much for us, compared to Cavium? Cavium was 1.8, so Cavium actually was a lot more expensive than we did, and again this included the server ARM processor. You know PMC-Sierra as an example, 4.3. Broadcom acquired by Avago, 8.9. Maxim doesn’t grow at all. Actually ADI paid 32 times PEG for Maxim, extremely expensive. They grow at like 1% a year. So if you adjust these P/E for growth, we’re actually a very good, very good asset and I think you know combined, we’re going to be able to grow faster, and start targeting about 40% operating margin, which so if you look at how many assets can grow if together, we can get to a growth rate in the teens, approaching, you know, high teens or, and at 65% gross margin and 40% operating profit, there’s no other company in the world that’s going to be as valuable. So we’re going to be combined together, could be very valuable asset. Matt, back to you.

Matthew J. Murphy

President and Chief Executive Officer, Marvell Technology Group Ltd.

Yeah, great, great points for us.

Jim Pascoe

Senior Director — Head of Executive Communications, Marvell Technology Group Ltd.

Yeah, I think that, Matt, I know we’re over time, so we may want to wrap up. But if it’s okay with you, I’d like to just make sure the team is aware that we have established an integration planning space on MyMarvell. We will continue to evolve it with all the latest information and updated FAQs, so you’ll be able to submit questions there as well. So I encourage everybody to visit the site and check back frequently for updates, so much more to come on that. So Matt, do you want to wrap up.

Matthew J. Murphy

President and Chief Executive Officer, Marvell Technology Group Ltd.

Yeah, that sounds great, Jim. And again, there’s always a lot of questions during these M&A things that we do. We’ll do our best to over-communicate on those. And again, it’s a, look, it’s an exciting time guys to be at Marvell and again for Ford and Loi, I mean, thank you so much for joining our all-hands and getting to meet our team virtually. It’s not like, it’s not quite the same as getting to stand up in our Berkeley conference room and in front of everybody, but I’m sure that day will come. But anyway, continue, congratulations to both of you and the great company that you guys have put together. We are thrilled to have you as part of the Marvell team and family. And with that, for everybody else on the call, great to see all of you. Enjoy the engineering conference this week, and stay healthy. Take care, guys. Thanks.

About Marvell

Marvell first revolutionized the digital storage industry by moving information at speeds never thought possible. Today, that same breakthrough innovation remains at the heart of the company’s storage, processing, networking, security and connectivity solutions. With leading intellectual property and deep system-level knowledge, Marvell’s semiconductor solutions continue to transform the enterprise, cloud, automotive, industrial and consumer markets. To learn more, visit: www.marvell.com.

Marvell and the M logo are registered trademarks of Marvell and/or its affiliates in the US and/or elsewhere. Other names and brands may be claimed as the property of others.

About Inphi

Inphi Corporation (“Inphi”) is a leader in high-speed data movement. Inphi moves big data fast, throughout the globe, between data centers, and inside data centers. Inphi’s expertise in signal integrity results in reliable data delivery, at high speeds, over a variety of distances. As data volumes ramp exponentially due to video streaming, social media, cloud-based services, and wireless infrastructure, the need for speed has never been greater. Customers rely on Inphi’s solutions to develop and build out the Service Provider and Cloud infrastructures, and data centers of tomorrow. To learn more about Inphi, visit www.inphi.com.

Inphi, the Inphi logo and Think fast are registered trademarks of Inphi. All other trademarks used herein are the property of their respective owners.

Investor Contacts:

Marvell Investor Relations:

Ashish Saran

408-222-0777

ir@marvell.com

Inphi Corporate Contact:

Vernon P. Essi, Jr.

408-606-6524

investors@inphi.com

Additional Information and Where to Find It

This communication relates to a proposed transaction between Marvell and Inphi. In connection with the proposed transaction, Marvell and Inphi will cause the newly formed company which will become the holding company of Marvell and Inphi following the transaction (“HoldCo”) to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a joint proxy statement of Marvell and Inphi and a prospectus of HoldCo referred to as a joint proxy statement/prospectus. A joint proxy statement/prospectus will be sent to all Inphi stockholders and all Marvell shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF INPHI AND

INVESTORS AND SECURITY HOLDERS OF MARVELL ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors, Marvell shareholders and Inphi stockholders may obtain free copies of the joint proxy statement/prospectus (when available) and other documents that are filed or will be filed with the SEC by Marvell, Inphi or HoldCo through the website maintained by the SEC at www.sec.gov. The documents filed by Marvell with the SEC also may be obtained free of charge at Marvell’s website at www.marvell.com or upon written request to Marvell Technology Group Ltd. at 5488 Marvell Lane, Santa Clara, CA 95054. The documents filed by Inphi with the SEC also may be obtained free of charge at Inphi’s website at www.inphi.com or upon written request to Inphi Corporation at 110 Rio Robles, San Jose, California 95134.

Participants in the Solicitation

Marvell and Inphi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Inphi’s stockholders and from Marvell’s shareholders in connection with the proposed transaction. Information about Inphi’s directors and executive officers and their ownership of Inphi’s common stock is set forth in Inphi’s proxy statement for its 2020 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 21, 2020. Information about Marvell’s directors and executive officers is set forth in Marvell’s proxy statement for its 2020 Annual General Meeting of Shareholders on Schedule 14A filed with the SEC on May 28, 2020 and in Marvell’s Current Report on Form 8-K filed with the SEC on July 30, 2020. To the extent that holdings of Inphi’s or Marvell’s securities have changed since the amounts printed in Inphi’s or Marvell’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the proposed transaction between Marvell, Inphi and HoldCo, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or HoldCo’s ability to integrate the businesses of Marvell and Inphi or due to unexpected costs, liabilities or delays; (iii) the ability of the parties to obtain or consummate financing or refinancing related to the transactions upon acceptable terms or at all; (iv) potential litigation relating to the proposed transaction that could be instituted against Marvell, HoldCo or Inphi or their respective directors; (v) the risk that disruptions from the proposed transaction will harm Marvell or Inphi’s business, including current plans and operations; (vi) the ability of Marvell or Inphi to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (viii) risks relating to the value of the HoldCo shares to be issued in the transaction; (ix) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (x) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; (xi) legislative, regulatory and economic developments affecting Marvell or Inphi’s businesses; (xii) general economic and market developments and conditions; (xiii) the evolving legal, regulatory and tax regimes under which Marvell, HoldCo and Inphi operate; (xiv) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Marvell’s and/or Inphi’s financial performance; (xv) restrictions during the pendency of the proposed transaction that may impact Marvell’s or Inphi’s ability to pursue certain business opportunities or strategic transactions; (xvi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Marvell’s and Inphi’s response to any of the aforementioned factors; (xvii) failure to receive the approval of the securityholders of Marvell and/or Inphi; and (xviii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Marvell and Inphi described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Marvell and Inphi assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Marvell nor Inphi gives any assurance that either Marvell or Inphi will achieve its expectations.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.